UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 19, 2023, Kazia Therapeutics Limited (the “Company”) filed (i) a Notice of Meeting in regard to its Extraordinary General Meeting (the “EGM”) to be held at 3:00 p.m. (Sydney Time) at the offices of the Company on February 24, 2023 in Australia, and (ii) a proxy form related to the EGM, with the Australian Securities Exchange (ASX), as required by the laws and regulations of Australia. The documents are furnished herewith as Exhibit 99.1 and 99.2 to this report on Form 6-K, and are incorporated by reference herein.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Extraordinary General Meeting and Explanatory Statement dated January 19, 2023

99.2	Proxy Form in connection with Kazia’s Extraordinary General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich

Karen Krumeich
Chief Financial Officer

Date: 20 January 2023